Filed by Guidant Corporation pursuant to Rule 425 under the
               Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Guidant Corporation
                            Subject Company's Exchange Act File No.: 001-13388

          In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

         Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

         The following letter was sent from James M. Cornelius to employees of Guidant Corporation.

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November 15, 2005

Letter to All Employees:

I want to take a moment to communicate with employees on behalf of the Board of Directors and management team regarding today's announcement. First, I want to acknowledge the efforts of all of our employees around the world over the last several months. I know this has been a challenging time and we appreciate your continued dedication and effort on behalf of the company.

While our agreement with J&J has changed financially, the fundamental premise on which it was based is as strong today as it was when we announced the transaction last December. The fact is that this agreement makes sense for Guidant shareholders and employees.

We remain confident about Guidant's capabilities to rebuild CRM market share. Still, that rebuilding will require time, resolve and resources. The union with Johnson & Johnson will allow us to address these issues and do more for patients with cardiovascular disease than ever before.

For employees, it provides near-term clarity to move ahead and focus on our patients and customers with the least amount of distraction, and longer-term, the assurance of rewarding and diverse careers.

We now move one step closer to closing one of the largest health care sector transactions in Wall Street history. It also brings us one step closer to propelling our companies to leadership in the cardiovascular space in a way that neither could have achieved independently.

Sincerely,

James M. Cornelius
Chairman of the Board
Guidant Corporation